UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934*

                           FRP Holdings, Inc.

                            (Name of Issuer)

                              Common Stock

                     (Title of Class of Securities)


                                30292L107
                             (CUSIP Number)

                            December 31, 2016

        (Date of Event Which Requires Filing of this Statement)

                           Daniel B. Nunn, Jr.
                             Nelson Mullins
                          50 North Laura Street
                                41st Floor
                      Jacksonville, Florida  32202
                             (904) 665-3601

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                              SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.:  30292L107
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1   NAME OF REPORTING PERSON
    Sarah B. Porter and Cynthia P. Ogden, as trustees for the separate trust for Sarah B. Porter created under the Cynthia L'Engle Baker Trust U/A/D April 30, 1965.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
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3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
------------------------------------------------------------------------------
                                              5  SOLE VOTING POWER
                                                 913,911
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  0
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   913,911
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 0
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    913,911
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]
------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.25%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    OO
------------------------------------------------------------------------------

Item 1.

          (a)  The name of the Issuer is FRP Holdings, Inc.

          (b) The Issuer's principal executive offices are located at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Item 2.

          (a) This Schedule 13G is filed on behalf of Sarah B. Porter and Cynthia P. Ogden, as trustees for the separate trust (the "SBP Trust") for Sarah B. Porter created under the Cynthia L'Engle Baker Trust U/A/D
April 30, 1965 (the "CLB Trust").

          (b) The principal executive offices of the SBP Trust are located at 1165 5th Avenue, #10-D, New York, NY 10029.

          (c) The Cynthia L'Engle Baker Trust (the "CLB Trust") was organized as a Florida trust on April 30, 1965. The SBP Trust was created as a separate trust under the CLB Trust on November 8, 2007.

          (d) This Schedule 13G relates to the common stock of the Issuer, par value $.10 per share. The numbers pertaining to ownership of the common stock contained in this Schedule 13G reflect an adjustment for the Issuer's 3-for-1 stock split effective as of January 17, 2011.

          (e)  The CUSIP number of the common stock is 30292L107.

Item 3.

          Not applicable

Item 4.

          (a)  Amount beneficially owned:

               1)  SBP Trust:                      913,911

                              Total:               913,911 shares

          (b)  Percent of class:

               1)  SBP Trust:                        9.25%

                              Total:                 9.25%


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          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    1)  SBP Trust:                 913,911

                              Total:               913,911

              (ii)  Shared power to vote or to direct the vote:

                    1)  SBP Trust:                       0

                              Total:                     0

             (iii)  Sole power to dispose or to direct the disposition of:

                    1)  SBP Trust:                 913,911

                              Total:               913,911

              (iv)  Shared power to dispose or to direct the disposition of:

                    1)  SBP Trust:                       0

                              Total:                     0

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                               SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 13, 2017.


                                     /s/ Cynthia P. Ogden, as Trustee
                                     ---------------------------------
                                     Cynthia P. Ogden, as Trustee